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                                                                     EXHIBIT 3.3


                             FIRST AMENDMENT TO THE
                       SECOND AMENDED AND RESTATED BYLAWS
                      OF ALLIANCE DATA SYSTEMS CORPORATION

         Section 2.1 of the Amended and Restated Bylaws of Alliance Data Systems Corporation is amended and restated to read in its entirety as follows:


                  Section 2.1 ANNUAL MEETINGS. Annual meetings of stockholders shall be held on such date, at such time and at such place as shall be designated by the Board and stated in the notice of the meeting, at which the stockholders shall elect the directors of the Company and transact such other business as may properly be brought before the meeting.